AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2023
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
KES 1.265 billion denominated $-settled Fixed Rate Notes _Tap 1	Borrowing	3-Jul-23	11-Jul-23	12-Jan-25	KES 1,265.00	BNP Paribas
AUD 25 million Fixed Rate Green Kangaroo Bond _Tap 1	Borrowing	6-Jul-23	13-Jul-23	8-Mar-38	AUD 25.00	RBC Capital Markets
MXN 48 million Zero Coupon Notes	Borrowing	19-Jul-23	30-Aug-23	31-Aug-27	MXN 36.21	CACIB
GBP 300 million Fixed Rate Social Bond	Borrowing	20-Jul-23	27-Jul-23	13-Aug-25	GBP 300.00	NatWest Markets PLC/ RBC Capital Markets/ Toronto Dominion
USD 6 million Fixed Rate Notes	Borrowing	1-Aug-23	9-Aug-23	9-Aug-24	USD 6.00	Standard Chartered Bank
USD 50 million Callable Zero-Coupon Notes	Borrowing	9-Aug-23	22-Aug-23	22-Aug-43	USD 50.00	JP Morgan
USD 50 million Fixed Rate Notes	Borrowing	18-Aug-23	25-Aug-23	25-Aug-28	USD 50.00	Wells Fargo Bank, N.A
CNY 1 billion (offshore) Fixed Rate Notes	Borrowing	24-Aug-23	15-Sep-23	4-Jan-27	CNY 1,000.00	Natixis
CNY 300 million (offshore) Fixed Rate Notes	Borrowing	31-Aug-23	8-Sep-23	8-Sep-25	CNY 300.00	Citigroup Global Market
BWP 70 million denominated USD-settled Fixed Rate Notes	Borrowing	31-Aug-23	8-Sep-23	8-Sep-24	BWP 70.00	Standard Chartered Bank
USD 25 million 'Improve Quality of Life for the People in Africa' Fixed Rate Notes	Borrowing	7-Sep-23	14-Sep-23	14-Sep-28	USD 25.00	BMO Capital Markets
JPY 1 billion Callable FX-Linked Notes	Borrowing	14-Sep-23	25-Sep-23	26-Sep-53	JPY 1,000.00	JP Morgan
HKD 130 million Fixed Rate Notes	Borrowing	15-Sep-23	22-Sep-23	23-Sep-24	HKD 130.00	Barclays Capital
INR 155 million Zero Coupon Notes	Borrowing	20-Sep-23	30-Oct-23	1-Nov-27	INR 124.31	CACIB
AUD 75 million Fixed Rate Green Kangaroo Bond _Tap 2	Borrowing	20-Sep-23	27-Sep-23	8-Mar-38	AUD 75.00	RBC Capital Markets
INR 250 million Zero Coupon Notes	Borrowing	26-Sep-23	4-Oct-23	4-Oct-27	INR 187.88	Daiwa Capital Markets

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 500 million Callable Fixed Rate/Forex-Linked Notes	13-May-03	9-Jun-03	10-Jul-23	JPY 500.00
MXN 30 million Fixed Rate Notes	1-Jul-13	25-Jul-13	25-Jul-23	MXN 30.00
TRY 5 million Fixed Rate Notes	9-Jul-13	1-Aug-13	1-Aug-23	TRY 5.00
TRY 3 million Fixed Rate Notes	15-Aug-13	12-Sep-13	12-Sep-23	TRY 3.00
USD 38.44 million Fixed Rate Notes	8-Mar-17	22-Mar-17	1-Aug-23	USD 38.44
MXN 47.6 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	9-Jul-18	16-Aug-18	17-Aug-23	USD 47.6
AUD 5.622 million Fixed Rate Notes	21-Aug-18	28-Aug-18	22-Aug-23	AUD 5.62
USD 16.623 million Fixed Rate Notes	21-Aug-18	28-Aug-18	22-Aug-23	USD 16.62
USD 2 billion Global Benchmark Notes	13-Sep-18	20-Sep-18	20-Sep-23	USD 2,000.00
TRY 30 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	29-May-19	30-Jul-19	31-Jul-23	TRY 30.00
GHS 60 million Fixed Rate Notes	19-Jul-19	1-Aug-19	1-Aug-23	GHS 60.00
INR 320 million Fixed Rate Notes	22-Aug-19	26-Sep-19	27-Sep-23	INR 320.00
TRY 52 million Fixed Rate Notes	22-Aug-19	27-Sep-19	29-Sep-23	TRY 52.00
IDR 30 billion 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	27-May-20	7-Jul-20	7-Jul-23	IDR 30,000.00
INR 115 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	27-May-20	7-Jul-20	7-Jul-23	INR 115.00
KES 1.10 billion Fixed Rate Notes	23-Jun-21	6-Jul-21	6-Jul-23	KES 1,100.00
CNY 641 million Fixed Rate Notes	16-Jul-21	26-Jul-21	1-Aug-23	CNY 641.00
USD 7 million Fixed Rate Notes	2-Sep-21	9-Sep-21	9-Sep-23	USD 7.00
USD 125 million Fixed Rate Notes	2-Jun-22	10-Jun-22	12-Sep-23	USD 125.00
JPY 806 million 'Feed Africa' FX-Linked Dual Currency Fixed Rate Notes	17-Aug-22	24-Aug-22	8-Aug-23	JPY 806.00
ZAR 200 million Green Bond Fixed Rate Notes	23-Aug-22	6-Sep-22	6-Sep-23	ZAR 200.00
JPY 2,003 billion 'Feed Africa' FX-Linked Dual Currency Fixed Rate Notes	15-Sep-22	28-Sep-22	12-Sep-23	JPY 2,003.00
HKD 200 million Fixed Rate Notes	16-Sep-22	29-Sep-22	29-Sep-23	HKD 200.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
JPY 100 million Fixed Rate to Index Linked Interest Callable Dual Currency Notes	23-Sep-16	14-Oct-16	11-Aug-26	JPY 100.00	1-Aug-23	SMBC Nikko Capital Markets Limited
JPY 200 million Callable FX-Linked Interest with FX-Linked Redemption Notes	27-Jul-18	13-Aug-18	1-Aug-28	JPY 200.00	1-Aug-23	Daiwa

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 30 September 2023.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Omar Sefiani

Treasurer